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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                               Hagler Bailly, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   405 183 104
      -------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pascal Giraud
                                 Cap Gemini S.A.
                               11, rue de Tilsitt
                               75017 Paris, France
                             (011-33-1) 47 54 50 00
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:

                              Christopher E. Austin
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                                 January 5, 2000
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 405 183 104

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cap Gemini S.A.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                        (b)  |_|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
                              7       SOLE VOTING POWER
                                      2,125,268

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                -0- (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        2,125,268

                              10      SHARED DISPOSITIVE POWER
                                      -0-(See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,125,268 (See Items 4 and 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.9% (See Items 4 and 5.)

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 405 183 104

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.)

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                        (b)  |_|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey

                              7       SOLE VOTING POWER
                                      470,975

     NUMBER OF SHARES         8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                -0- (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        470,975

                              10 SHARED DISPOSITIVE POWER -0- (See Items 4 and 5.)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,975 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |X|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.9% (See Items 4 and 5.)

  14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 7 amends the information contained in the Statement on
Schedule 13D filed by Cap Gemini S.A. ("CG") and Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.) ("CGA" and collectively with CG the "Reporting Purchasers") on April 20, 1999, as amended from time to time, and is being filed on behalf of such persons pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934.

Item 4. Purpose of Transaction.
        ----------------------

     Item 4 is amended by adding the following:

     As previously reported, on September 27, 1999, HB issued a press release that stated that HB's "Board of Directors retained Banc of America Securities LLC to assist the company in exploring strategic and financial alternatives to maximize shareholder value, including the potential sale or merger of the company". In connection with such announcement, management of the Reporting Purchasers has investigated the advisability of pursuing a transaction that could result in the Reporting Purchasers acquiring control of HB. The Reporting Purchasers have now determined that they do not currently intend to propose or pursue a transaction that could result in the Reporting Purchasers acquiring control of HB.

     Except as described above, none of the Reporting Purchasers has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2000

                                                     CAP GEMINI S.A.


                                                     By: /s/ Serge Kampf
                                                         ---------------
                                                     Name:  Serge Kampf
                                                     Title: Chairman of the
                                                            Directoire